UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Planet Payment, Inc.
(Name of Subject Company (Issuer))

Fintrax US Acquisition Subsidiary, Inc.
(Offeror)

A wholly owned subsidiary of

Franklin UK Bidco Limited
(Parent of Offeror)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Series A Preferred Stock, par value $0.01 per share
(Title of Class of Securities)

U72603118
(CUSIP Number of Class of Securities)

John Glynn
Group General Counsel
Fintrax Group Holdings Limited
Martin House, Galway Business Park
Dangan, Galway, H91A06C, Ireland
+353 91 558255

Copy to:

Sean C. Doyle, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

* A filing fee is not required in connection with this filing at its relates solely to preliminary communication made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Statement”) relates solely to preliminary communications made before the commencement of a planned tender offer by Fintrax Acquisition Subsidiary, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Franklin UK Bidco Limited, a private limited company incorporated under the Laws of England and Wales (“Parent”), for all of the issued and outstanding shares of common stock and Series A preferred stock of Planet Payment, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of October 26, 2017, by and among Parent, Purchaser and the Company.

The exhibit is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock and preferred stock described in this filing has not commenced. At the time the offer is commenced, Parent and Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and the Company will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. Parent, Purchaser and the Company intend to mail these documents to the stockholders of the Company. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials, as amended from time to time, will be made available to the Company’s stockholders at no expense to them at www.planetpayment.com. In addition, the tender offer materials and other documents that Parent and Purchaser file with the SEC will be made available to all stockholders of the Company free of charge at www.fintrax.com. Furthermore, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov. The Solicitation/Recommendation Statement and the other documents filed by the Company with the SEC will be made available to all stockholders of the Company free of charge at http://ir.planetpayment.com/sec.cfm and may also be obtained from Planet Payment by calling 1-800-489-0174.

Exhibit 99.1

Press Release dated October 26, 2017